Exhibit 99.4

CONSENT OF QUALIFIED PERSON

I, Paul Hughes, P.Eng., consent to the public filing by Alexco Resource Corp. (the “Issuer”) of the technical report titled “NI 43-101 Technical Report on Updated Mineral Resource and Reserve Estimate of the Keno Hill Silver District”, dated May 26, 2021, and an effective date of April 1, 2021 (the “Technical Report”) prepared for the Issuer.

I also consent to any extracts from or a summary of the Technical Report in the news release of the Issuer dated May 26, 2021, and titled “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill” (the “News Release”).

I confirm that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated May 26, 2021

[signed] “Paul Hughes”

By: Paul Hughes, P.Eng.